UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

900, 444 – 5th Avenue SW
Calgary, Alberta, Canada T2P 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSGLOBE ENERGY CORPORATION

Date: October 18, 2022	/s/ Ronald Y. Bain
	Name:	Ronald Y. Bain
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Articles of Arrangement of TransGlobe Energy Corporation, dated October 13, 2022